Shareholder Meeting Results
 (Unaudited)

May 15, 2007 Meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for        Votes against                     Abstentions

13,384,245       591,497                           496,626


All tabulations are rounded to the nearest whole number.